January 26, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: DSwiss, Inc.

Form S-1

Filed November 18, 2015

File No. 333-208083

To the men and women of the SEC:

On behalf of DSwiss, Inc., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated December 15, 2015 addressed to Mr. Leong Ming Chia, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on November 18, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you,or anyone authorized to do so on your behalf,present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE

There have not been any written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, have presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Outside Front Cover Page of Prospectus

2. Please move the legend in the final paragraph on the front cover page of your registration statement to the outside front cover page of your prospectus. Please refer to Item 501(b)(10) of Regulation S-K.

COMPANY RESPONSE

We have moved the legend in the final paragraph on the front cover page of our registration statement to the outside front cover page of the prospectus.

3. Please limit your outside cover page to one page. Please refer to Item 501(b) of Regulation S-K.

COMPANY RESPONSE

We have now limited our outside cover page to one page.

4. Please revise to uniformly present the proceeds of your offering as net proceeds, regardless of the amount sold. We note that your disclosure in the second paragraph on this page does not take into account the $30,000 of offering costs that you contemplate, but appears to be gross proceeds despite sometimes being labelled as net proceeds. Please refer to Item 501(b)(3) of Regulation S-K.

COMPANY RESPONSE

We have revised the proceeds of our offering on the cover page as follows:

“Assuming all of the 2,000,000 shares being offered by the Company are sold, the Company will receive $1,570,000 in net proceeds. Assuming 1,500,000 shares (75%) being offered by the Company are sold, the Company will receive $1,170,000 in net proceeds. Assuming 1,000,000 shares (50%) being offered by the Company are sold, the Company will receive $770,000 in net proceeds. Assuming 500,000 shares (25%) being offered by the Company are sold, the Company will receive $370,000 in net proceeds. There is no minimum amount we are required to raise from the shares being offered by the Company and any funds received will be immediately available to us. There is no guarantee that we will sell any of the securities being offered in this offering. Additionally, there is no guarantee that this Offering will successfully raise enough funds to institute our company's business plan. Additionally, there is no guarantee that a public market will ever develop and you may be unable to sell your shares.”

5. Where appropriate please include the dealer prospectus delivery obligation language called for by Item 502(b) of Regulation S-K.

COMPANY RESPONSE

We have added the following language to our cover page:

“For the duration of the offering any and all sellers of the shares being registered herein agree to provide this prospectus to potential investors in its entirety.”

Prospectus Summary, page 2

The Company, page 2

6. You state that you are a beauty supply company that sells cosmetics and other related beauty products to consumers around the world. None of the products that you discuss in this prospectus are cosmetics, and all of your revenues are derived from Malaysia. Please revise here and throughout your prospectus as appropriate.

COMPANY RESPONSE

In the Company’s opinion, after reviewing the definition of a cosmetic which reads, according to dictionary.com: ‘a powder, lotion, lipstick, rouge, or other preparation for beautifying the face, skin, hair, nails, etc.’ we cannot agree that the products offered by our company are not cosmetics. For example our triple stem cell product rejuvenates and hydrates skin cells as well as prevents wrinkles. The purpose of this product is to beautify the face. Our products that do not specifically fall under the blanket definition of cosmetics fall under what we have disclosed as related beauty products.

However, we have removed references to our products being available worldwide and have classified that they are currently only available in Malaysia.

Risk Factors, page 5

7. Please revise as appropriate to address the risks raised by the facts that: Your principal executive office, directors and officers are all located outside of the United States;your operating company is in Malaysia; you derive all of your revenue from Malaysia; you sell products which have not been qualified and approved by the Ministry of Health Malaysia, as discussed on page 15; you appear to materially rely upon “Vendor A”, as reflected on pages F13 and F22; and you have no intellectual protections. Please also make corresponding revisions elsewhere as appropriate, including in your Business section.

COMPANY RESPONSE

We have added the following risk factors to address the comment above:

“Our Principal executive office is located in Malaysia and our Company has non-U.S. resident officers and Directors. As such, it may be difficult to pursue legal action against our Company or Directors.

Due to the fact that our Company’s executive office is located in Malaysia and our Company has non-U.S. resident officers and Directors. The enforceability of civil liability provisions of the U.S. federal securities laws against the company’s officers and directors and company assets located in foreign jurisdictions will be limited, if possible at all.

We derive all of our revenue from Malaysia, which may be subject to the country risks in Malaysia.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Malaysia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. Negative developments in Malaysia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects.

We rely on HBW International Marketing Sdn Bhd, one of our major vendors to produce our products. We may be unable to achieve our growth and profitability objectives if we cannot secure existing vendor relationships.

There can be no assurances that our current or future vendor arrangements will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, design and production standards, or production volumes required to successfully mass market such products.

The risk of Trademark registration in countries

There is a risk that our trademark registration could be rejected due to similar trademark registered by other companies in certain countries. The process of trademark registration might be complex and difficult to ensure the uniqueness of all trademarks registered as trademarks are complex patterns consisting of various image and text patterns.

If we are unable to protect our intellectual property rights, our ability to compete could be harmed, which could have a material adverse effect on our business, financial condition and results of operations

We regard our trademarks as critical to our success. Our principal intellectual property rights include registered trademarks on our name, “DSwiss” in our website content, rights to our domain name www.dswissbeauty.com. As such, we rely on trademark and confidentiality agreements with certain of our employees, consultants, suppliers and others to protect our proprietary rights. If we are unable to protect or preserve the value of our trademarks or other proprietary rights for any reason, our brand and reputation could be impaired and we could lose customers.

In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights. Additionally, other parties may infringe on our intellectual property rights and may thereby dilute our brand in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. If we were to receive an adverse judgment in such a matter, we could suffer further dilution of our trademarks and other rights, which could harm our ability to compete as well as our business, prospects, financial condition and results of operations.”

Summary of Our Financial Information, page 13

8. You report a subscription receivable of $22,500 as of September 20, 2015 here and on page F-20. Please advise whether this subscription receivable is for shares being offered under this registration statement, and if not, what it relates to.

COMPANY RESPONSE

The subscription receivables are not from shares being offered under this registration statement. They are the results of subscription receivables in the amount of $22,500 resulting from a private placement we completed on September 15, 2015.

For further explanation on September 30, 2015, as a result of the private placement on September 15th we deposited into our corporate account $256,760 however, we had a remaining balance of $22,500 that we categorized as subscription receivable because as of September 30, 2015, those particular the payments were not yet processed.

Management’s Discussion and Analysis, page 14

9. Please provide a more robust discussion of your result of operations. Since MD&A should be a discussion of your business as seen through the eyes of management, please revise your disclosures to provide more insight into the business reasons for the decrease in revenues for the periods presented. Please also discuss the business reasons for the changes in cost of revenues and operating expenses for the periods presented. Please provide quantification where there are multiple business factors that contributed to the change in the line items of your statements of operations. Refer to Section III of SEC Release 33-8350.

COMPANY RESPONSE

We have gone into greater detail on the results of our operations. It now reads as follows:

“Results of Operations

Year Ended December 31, 2014 and Year Ended December 31, 2013

For the year ended December 31, 2014 we realized revenue in the amount of $458,288, an amount less than the previous year ended December 31, 2013, which was in the amount of $520,608. Similarly, our gross profits for the year ended December 31, 2014 were $264,142 which was less than that for the year ended December 31, 2013 which was $330,271.

Our net profit for the year ended December 31, 2014 was $17,239 while our net profit for the year ended December 31, 2013 was $44,720. We again attribute this decrease due to a loss of customers purchasing our goods resulting in less cash flow into the Company.

For the year ended December 31, 2014 and December 31, 2013 we believe our assets have undergone moderate fluctuations attributable to variances in our inventory, and variances in gross profit from goods sold over the two years, of which this decrease in gross profit meant less cash in the Company’s accounts. Our assets for the year ended December 31, 2014 totaled $122,665 while for the year ended December 31, 2013, they totaled $179,734.

Revenues have been decreased in 2014 when compared with 2013. Management believes that it is due to loss of customers. While the Company is confidence in providing good sales services to customers, however, due to competition, the market shares are captured by other industry players. Also the Company put less cost in marketing in 2014.

The operating expenses decreased in 2014 as a result of reduced marketing and event expenses when compared with 2013.

For the Nine Months Ended September 30, 2015 and Nine Months Ended September 30, 2014.

For the nine months ended September 30, 2015 we realized revenue in the amount of $92,093 while for the nine months ended September 30, 2014 we realized revenues in the amount of $439,691. Our gross profits for the nine months ended September 30, 2015 were $30,822 which is substantially less than $253,976 for the nine months ended September 30, 2014. We attribute the decrease in revenue and gross profit to a loss in customers purchasing our goods. We believe that in order to retain and maintain more customers in the future we must increase our marketing efforts and or develop new products.

Our net loss for the nine months ended September 30, 2015 was $95,467 while our net profit for the nine months ended September 30, 2014 was $41,987. We again attribute this decrease due to a loss of customers purchasing our goods resulting in less cash flow into the Company.

For the nine months ended September 30, 2015 assets totalled $332,672 due to large increase in cash and cash equivalents. Despite the lack of cash as a result of decreased gross profit stemming from less sales for the nine months ended September 30, 2015, the Company’s officer and directors provided cash infusions into the Company accounting for this large increase.

Revenues have been decreased in 2015 as a result of introduction of Malaysia Goods & Services Tax (GST) when compared with 2014. Malaysia Goods & Services Tax of 6% was implemented on April 1, 2015. It causes the increase of selling price of products offered by the Company. In addition, the operating company has stopped business for few months in 2015 due to internal operating restructuring.

The cost of sales also increases because of implementation of GST. The purchases cost, from raw material, packaging to logistic, increases.

The operating expenses decreased because of internal operating restructuring. The Company has cut expenses such as human resources.

The increased in general and administrative expenses are caused of new company formation and preparing for listing.”

10. Please revise your disclosure to include a discussion of your liquidity and capital resources. At a minimum, please disclose and discuss the reasons for changes in your operating cash flows for all periods presented. Refer to Section IV of SEC Release 33-8350.

COMPANY RESPONSE

We have added the requested information to page 14. It reads as follows:

“Liquidity and Capital Resources

As of September 30, 2015, we had cash and cash equivalents of $247,535. We have negative operating cash flows and our working capital have been and will continue to be significant. As a result, we depend substantially on financing activities to provide us with the liquidity and capital resources we need to meet our working capital requirements and to make capital investments in connection with ongoing operations. For the nine months ended September 30, 2015, we have meet these requirements primarily by issuance of our common stock.

Operating Activities

For the nine months ended September 30, 2015, net cash used in operating activities was $64,901, compared to net cash used of $5,198 in the prior year. The operating cash flow performance primarily reflects the decrease in net profit due to increase in operating expenses and professional fee for listing.

During 2014, net cash used in operating activities was $28,619, compared to net cash provided of $101,165 in the prior year. The decrease over 2014 primarily reflects the combined of revenue drop and the payment on accrued liabilities.

Investing Activities

For the nine months ended September 30, 2015, net cash used in investing activities was $2,527, primarily reflecting the trademark application in Hong Kong.

During 2014, net cash used in investing activities was $39,355, primarily reflecting the purchase of computer & software, furniture & fittings and office equipment.

Financing Activities

For the nine months ended September 30, 2015, net cash provided by financing activities was $279,467

On May 28, 2015, the company issued 50,000 shares of restricted common stock, each with a par value of $0.0001 per share, to Mr. Heung for initial working capital of $5.

On August 31, 2015, DSwiss, Inc. exchanged 50,000 shares of our restricted common stock at par value of $0.0001 with 100% of the common stock of what is now our wholly owned subsidiary, DSwiss Holding Limited. The consideration was in form of shares and equivalent to the amount of $5. DSwiss Holding Limited is now our wholly owned subsidiary which shares our exact business plan of which we operate through exclusively at this time.

On September 8, 2015, the company issued 140,000,000 and 60,000,000 shares of restricted common stock to Mr. Leong Ming Chia and Greenpro Venture Capital Limited respectively, each with a par value of $0.0001 per share, for additional working capital of $20,000.

On September 10, 2015, the company issued 250,000, 100,000 and 100,000 shares of restricted common stock to Mr. Chua Lee Yee, Mr. Cheng Zhee Long and Ms. Ng Siew Yen respectively, each at a price of $0.001 per share, for additional working capital of $450.

On September 15, 2015 the Company sold shares to 55 shareholders, of whom reside in Hong Kong, China and Malaysia. A total of 2,792,600 shares of restricted common stock were sold at a price of $0.1 per share. The total proceeds to the Company amounted to a total of $279,260.

In regards to all of the above transactions we claim an exemption from registration afforded by Section 4(2) and/or Regulation S of the Securities Act of 1933, as amended ("Regulation S") for the above sales of the stock since the sales of the stock were made to non-U.S. persons (as defined under Rule 902 section (k)(2)(i) of Regulation S), pursuant to offshore transactions, and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing.

During 2014, we did not have any financing activities.

Capital Expenditures

The Company has no capital expenditures to date.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Contractual Obligations, Commitments and Contingencies

We are not subject to any material contingencies.

We currently have a lease agreement in place with respect to office premises in Malaysia to commence our business operations.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Recent accounting pronouncements

FASB issues various Accounting Standards Updates relating to the treatment and recording of certain accounting transactions.  On June 10, 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-10, Development Stage Entities (Topic 915) - Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which eliminates the concept of a development stage entity (DSE) entirely from current accounting guidance.  The Company has elected adoption of this standard, which eliminates the designation of DSEs and the requirement to disclose results of operations and cash flows since inception.

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.”

Description of Business, page 15

11. You state here and elsewhere that Mr. Heung Wing Wai only received 50,000 shares of restricted common stock from you on May 28, 2015. However, in the selling shareholder table you present Mr. Heung as holding 100,000 shares of stock. Please revise as appropriate.

COMPANY RESPONSE

There were two issuances of 50,000 shares to Mr. Heung, one of which was the issuance on May 28, 2015 and the other was on August 31, 2015. The Company issued 50,000 additional shares to Mr. Heung Wing on August 31, 2015 in exchange for his equity interest in DSwiss Holding Limited. After the sale of DSwiss Holding Limited, it became the wholly owned subsidiary of DSwiss, Inc.

12. In your discussion of the August 31, 2015 acquisition of DSwiss Holding Limited, here and elsewhere, please clarify to whom you issued 50,000 shares as consideration for 100% of the stock of DSwiss Holding Limited.

COMPANY RESPONSE

Please see our response to comment 11.

Description of Business, page 15

13. Please revise to indicate how long your operating company has been in business for.

COMPANY RESPONSE

We have added the following disclosure to page 15:

“DSwiss Sdn Bhd has been in business since 2012.”

14. You state on pages F13 and F22 that 100% of your sales are in Malaysia. Please revise to remove your references to supplying products to Singapore, Indonesia, Hong Kong, Macau and China. Please see Item 101(h)(4)(i). In addition, the disclosure on those pages makes apparent that Vendor A is a material supplier for you. Please discuss your relationship with Vendor A and disclose this vendor’s name. Please see Item 101(h)(4)(v) of Regulation S-K.

COMPANY RESPONSE

We have removed the references stated above and replaced them with the following disclosure on page 15:

“Currently we supply our products solely in Malaysia, however we have plans to expand to Singapore, Indonesia, Hong Kong, Macau and China in the next year, and subsequent to that we will make efforts to expand throughout the world.”

15. You state that you have “rapidly expanded across South East Asia through the support of [y]our distributors with extensive networks.” Please reconcile this statement with the decline in revenues you have experienced in 2015 and your lack of sales outside Malaysia, and please provide a more thorough discussion of your methods of distribution. Please see Item 101(h)(4)(iii) of Regulation S-K. Please also file any material contracts with distributors as exhibits to this registration statement. Please see Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE

We have removed the language referenced above and reconciled it with our financials. Our disclosure on page 15 now reads:

“We are going to penetrate into South East Asia markets through the recruitment of distributors and via the social media like Facebook and Instagram. We foresee to spend a substantial amount in marketing and advertising in the coming year."

16. We note that some, but not all, of your products have been approved the MOH. Please provide a discussion of the regulatory regime applicable to your products. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

COMPANY RESPONSE

We have amended the language referenced in the above comment so that it now reads, on page 15:

“Products which meet the definition of a medicinal scope need to be registered with the Drug Control Authority (DCA), Ministry of Health Malaysia. Manufacturing, marketing, importation and the sale of unregistered products is a violation of the Drug Control Regulations and Cosmetics Act 1984 of Malaysia and enforcement action can be taken.

Among the products offered by DSwiss, “Coffee Plus”, “Kiwi Cell Detox” and “Triple Stem Cell” are not controlled by the DCA since the medicinal component of the products is no more than 20%.

For remaining products offered by DSwiss, “Silk Mask”, “Coffee Slimming Scrub” and “Peppermint Slimming Gel” are classified as drug and cosmetic items and need to be registered with the DCA. These products have been approved by DCA with a validity period for 2 years starting from mid 2014.

We always strive to offer products as high quality as possible, and hope that this assurance from an esteemed regulatory body will also serve to prove our continuing commitment to providing quality goods."

17. Please indicate how much you have spent on research and development in the last two fiscal years. Please see Item 101(h)(4)(x) of Regulation S-K. If you have not internally developed your products but are licensing them from a third party, please disclose this and update your risk factors appropriately. We note your reference on page 16 to Coffee Plus being “a new coffee formulation from Switzerland.”

COMPANY RESPONSE

We have added the following to page 16: “We have no expenditures or expenses relating to research and development of our products for our last two fiscal years. We have not internally developed any of our products. Rather we purchase our products from third party suppliers as we see fit and we rebrand them under the DSwiss name. Any research efforts are with the intent to discover products we feel would be marketable to our customers and that we, in the Company’s opinion, feel are effective at carrying out the product’s intended purpose.”

The following risk factor has been added on page 6:

We have not internally developed any of our products. Rather we purchase our products from third party suppliers as we see fit and we rebrand them under the DSwiss name.

Because we do not develop any of our products internally we rely on third parties to purchase our products from. If we can not purchase our products from third party suppliers at price points we feel we can mark up and make a profit off of, we may be negatively effected. Any research efforts that we carry out are with the intent to discover products we feel would be marketable to our customers and that we, in the Company’s opinion, feel are effective at carrying out the product’s intended purpose. There is always the possibility that our current suppliers, from whom we purchase our products, may for reasons of financial distress, lack of inventory, or for other varying reasons may not be able to make available products for us to purchase. Because of this we are at risk for needing to find new suppliers who carry comparable products that we feel are of equal or better quality at prices we can purchase and mark up for a profit.

18. We note that your properties consist solely of a leased office and that you have only seven employees, including only three full time employees. You do not appear to have any manufacturing facilities. Please indicate whether you produce your products internally or whether they are manufactured by a third party. If they are produced by a third party, please disclose this, file any material contracts, and revise your risk factors appropriately.

COMPANY RESPONSE

Please see the above Company response. In regards to our material contracts with our suppliers we believe our agreements with such suppliers to be sensitive and confidential. Any public release of this information would negatively effect our operations. Upon further request we will provide any such agreements confidentially, and exclusively to the SEC.

Sample of Our Most Popular Products, page 16

19. Please clarify the basis for your various statements about the efficacy and effects of your products. If these are premised upon management’s belief, please indicate this.

COMPANY RESPONSE

We have added the following disclosure to page 16:

*References alluding to the efficacy and effects of our products are based on client testimonials.

Selling Shareholders, page 19

20. Please indicate the natural persons who beneficially own the shares held by Joyteam Group Limited and Seeder International Sdn Bhd. Refer to Item 507 of Regulation S-K and Questions 140.01 and 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

COMPANY RESPONSE

We have added the following disclosures to page 19:

“* Joyteam Group Limited is 100% owned by Joyteam Family Foundation, a private foundation under the laws of Panama.

* Seeder International Sdn Bhd is owned by Mr. Leong Ming Chia, the Director of the Company, and Mr. Loke Chee Wai.”

21. You indicate here and elsewhere that your selling shareholders are offering 1,443,000 shares, but the number of shares in the column labeled “Shares of Common Stock to be sold” only totals 1,393,000. Please revise.

COMPANY RESPONSE

We have amended the shares of common stock to be sold by Leong Ming Chia, Greenpro Venture Capital Limited, Chua Lee Yee so that the total number of hares of common stock to be sold totals 1,443,000.

22. Please disclose the material relationships that each of your shareholders have or have had with your company or predecessors or affiliates within the last three years. We note for, example, that Lee Chong Kuang and Loke Che Chan Gilbert, the shareholders of Greenpro Venture Capital, are also the principals of the accounting firm that audited your financial statements. Please explain why you believe your auditor is independent under rule 2-01(c)(2)(i) of Regulation S-X.Plan of Distribution, page 20

COMPANY RESPONSE

Under Rule 2-01(c)(2)(i), Employment at audit client of accountant an accountant is not considered independent if, “a current partner, principal, shareholder, or professional employee of the accounting firm is employed by the audit client or serves as a member of the board of directors or similar management or governing body of the audit client.”

Mr. Loke Che Chan Gilbert (“Mr. Loke”) and Mr. Lee Chong Kuang (“Mr. Lee”) are not founding members, current partners, principals, shareholders, or professional employees of Weld Asia Associates. Although it is true that Greenpro Venture Capital Limited is one of our largest shareholders, holding 30% ownership in our common stock, Greenpro Venture Capital Limited, Mr. Loke and Mr. Lee do not hold any positions on the board of Weld Asia Associates. They are not employees of and do not hold any positions of, in any capacity, with Weld Asia Associates, our current accounting firm. Greenpro Venture Capital Limited is merely an investor in the Company, Rito Group, Corp. As a result, we believe that Weld Asia Associates, our current accounting firm, is independent based on the above analysis.

23. You state that Leong Ming Chia will not register as a broker-dealer in reliance on the “safe harbor” provisions of Rule 3a4-1. Rule 3a4-1(a)(2) requires that Leong Ming not be compensated in connection with his participation in the sale of the securities, directly or indirectly, in order to be able to rely on that safe harbor. Please advise us why Leong Ming Chia may rely upon this exemption while also selling securities for his own account in this offering.

COMPANY RESPONSE

In the Company’s opinion the reason Leong Ming Chia may rely upon the “safe harbor” provisions of Rule 3a4-1 is because he is not going to be compensated directly, or indirectly, by selling any shares on behalf of the Company. The sale of his own securities is a separate matter from his actions on behalf of the company.

24. You refer to the company paying for registration of your shares pursuant to the securities laws of certain states. However, you do not budget any money for Blue Sky laws on page 28. Please revise to either indicate which states you will register your shares in, or to indicate that you will not be pursuing any Blue Sky registration.

COMPANY RESPONSE

The references to paying for registration of shares pursuant to state securities laws reads “In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those states only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which the Company has complied.”

In the Company’s opinion this is a statement indicating that if the Company elects to sell securities in any State then we will ensure that all application laws are followed, including Blue Sky Laws. However, at present the Company has not budgeted any money to this purpose because we do not currently have intentions to sell securities within the United States. In the event that our plans change, and we do elect to sell securities in certain states, it is merely a testament to the fact that we will follow all laws when and if that time should occur.

Description of Securities, page 21

25. Please disclose, where appropriate, what portion of your shares are resalable under Rule 144, and how many holders of your equity there are. Please refer to Item 201(a)(2)(ii) and Item 201(b) of Regulation S-K.

COMPANY RESPONSE

On page 21 we have added the following disclosure:

“Our selling shareholders are offering 1,443,000 shares of our common stock, or 0.7% of the total shares outstanding in this registration statement. As of November 18, 2015, there were 61 shareholders of record of our common stock.”

Interests of Named Experts and Counsel, page 22

26. Please revise to indicate the interests that Mr. Lee and Mr. Loke have in your auditor. We note specifically that Messrs. Lee and Loke control 82% of the equity in Greenpro, which is a 29% holder of the equity in the registrant. Refer to Item 509 of Regulation S-K.

COMPANY RESPONSE

Please see the Company’s response to comment 22, which we believe answers this question as well.

Directors and Executive Officers and Corporate Governance, page 23

27. Please revise to clarify the positions that Mr. Leong and Mr. Chua have held over the last five years, and what their responsibilities in each of those positions consisted of. Please also clarify what Mr. Cheng’s primary employment has been during the last five years, and whether Mr. Heung was self-employed in 2015. Finally, please disclose the qualifications you considered in determining that each of your directors was should serve as such. Please refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE

We have added additional information to the descriptions of our executive officers and described why they have been appointed to their respective positions.

Executive Compensation, page 24

28. Please revise to include information for the last two fiscal years rather than the current fiscal year, which has not ended. See Item 402(n) of Regulation S-K. Please note that you must disclose all compensation for services rendered to your company, including subsidiaries such as your operating company, during the periods covered. Please see Item 402(m)(1) of Regulation S-K.

COMPANY RESPONSE

We have revised the above on page 24.

Financial Statements

General

29. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

COMPANY RESPONSE (QUESTION FOLLOWED BY RESPONSE; RESPONSES ARE INDENTED):

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Please see our response to follow.

If you do not maintain your books and records in accordance with U.S. GAAP, describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Our books and records are maintained in accordance with applicable Malaysia financial requirements.

Our financial statements are maintained in accordance with Malaysian Financial Reporting Standards (“MFRS”) as determined by our Chief Financial Officer (“CFO”), subject to the direction and control of the registrant’s Board of Directors. Our financial statements are converted in accordance with US GAAP at each reporting period. Our CFO maintains a checklist that contains the difference between U.S. GAAP and IFRS. Our CFO makes all necessary adjustments to our books and records based upon the checklist and ensures that the adjustments are complete and appropriate. An independent accounting firm audits the U.S. GAAP-based financial statements and the adjusting entries at the year-end.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

 what role he or she takes in preparing your financial statements;

 what relevant education and ongoing training he or she has had relating to U.S. GAAP;

 the nature of his or her contractual or other relationship to you;

 whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

 about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Our CFO is an Association of Chartered Certified Accountant, and has over 10 years of accounting and assurance experience. Our CFO is responsible for preparing the financial statements and for managing and overseeing the activities and control responsibilities. Our CFO maintains a checklist on difference between U.S. GAAP and IFRS. This individual plans to implement, in the near future, an educational and training program for all employees to ensure that their knowledge of U.S. GAAP and SEC rules and regulations remains current.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

 the name and address of the accounting firm or organization;

 the qualifications of their employees who perform the services for your company;

 how and why they are qualified to prepare your financial statements;

 how many hours they spent last year performing these services for you; and

 the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

Not applicable.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

 why you believe they are qualified to prepare your financial statements;

 how many hours they spent last year performing these services for you; and

 the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Not applicable.

We note that you do not currently have an audit committee. Therefore, please describe the extent of your current Board of Directors’ knowledge of U.S. GAAP.

The Company does not have an audit committee currently. Members of the Company’s board of directors have a limited knowledge of US GAAP at this stage. We will maintain an ongoing dialogue with our independent registered certified public accounting firm to facilitate appropriate and effective public reporting.

2. Summary of Significant Accounting Policies, page F-7

Cost of revenue, page F-8

30. Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling and distribution expenses line item.

Please tell us whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

 in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

 in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and distribution expenses.

Please also disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

We have added the following to our Management’s Discussion and Analysis on page 14:

“Our gross margins may not be comparable to those of other entities, since some entities include all the costs related to their distribution network in cost of revenue. Our cost of revenue includes only the purchase cost of products and packing materials, and does not include any allocation of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs associated with the distribution network.”

Additionally page F-19 has been amended accordingly to include the above requested items.

Indemnification of Director and Officers, page 27

31. You refer to indemnification provisions in your certification of incorporation. Your Articles of Incorporation do not include any provisions regarding indemnification. Please revise, and please revise your description of the indemnification provided by your bylaws to correspond to the language of your bylaws.

COMPANY RESPONSE

We have revised page 27 to specifically reference our Bylaws rather than our Certificate of Incorporation. We have also removed language from this section that was not applicable or pertinent.

“Under our Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.”

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 26, 2015

/s/ Leong Ming Chia

Leong Ming Chia

Chief Executive Officer